SECOND AMENDMENT TO
SECURED SUBORDINATED CONVERTIBLE PROMISSORY NOTE

This SECOND AMENDMENT TO SECURED SUBORDINATED CONVERTIBLE PROMISSORY NOTE (this “Amendment”) is entered into as of this 8th day of October, 2015 by and among Quest Solution, Inc., a Delaware corporation (the “Debtor”) and David Marin (the “Note Holder”).

RECITALS

WHEREAS, the Debtor and the Note Holder entered into a secured subordinated convertible promissory note entered into on November 21, 2014 in the original principal amount of $11,000,000, as amended by that certain Amendment to secured Subordinated Convertible Promissory Note dated December 2014 (collectively, the “Note”);

WHEREAS, the parties hereto desire to further amend the payment terms of the Note.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises contained herein and the agreement of Note Holder to enter into that certain Subordination Agreement with the Debtor’s new senior lender, Faunus Group International, Inc (the “Subordination Agreement”), the Debtor and the Note Holder, intending to be legally bound hereby agree:

1. Payment Modification. Within five (5) business days of signing this Amendment, Debtor agrees to pay to Note Holder $100,000. At the closing of one or more a financings by the Company that raise in the aggregate $10 million (not including the line of credit with FGI that is closing in October 2015), the Company agrees to make a $1.0 million payment on the Note. Both payments will be applied first to accrued and unpaid interest and the balance to the outstanding principal amount of the Note. In addition, Section 2.1 of the Note shall be amended and restated to read in its entirety as follows:

2.1. The principal balance of, and accrued interest on, this Note shall be paid to Note Holder in monthly installments of $35,000, which shall be payable on the 15th day of each calendar month in arrears; provided however, in the last month of each calendar quarter, the monthly payment shall be increased to $60,000. All of such monthly payments are referred to as the “Monthly Payments.” In the event the Note Holder’s Pro Rata Share of the Maximum Payment exceeds $130,000 during any calendar quarter, the Company shall pay to Note Holder any such excess by the 30th day following the end of such calendar quarter (the “True-Up Payment”). The remaining outstanding principal balance and any accrued unpaid interest on this Note shall be due and payable in full on December 31, 2018. For the purposes of this Note, the “Maximum Payment” shall be equal to thirty-five percent (35%) of the net income of the Company and its subsidiaries on a consolidated basis calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) for such quarter before deducting (i) the Company’s consolidated interest expense, provision for taxes, depreciation and amortization, and (ii) the amount of any required payments on any on any Senior Indebtedness (as defined below) during such quarter. Each payment received by Note Holder shall be first applied to accrued and unpaid interest, then to principal, and then to any other amounts owing under this Note. For the purposes of this Note, the Note Holder’s “Pro Rata Share” of the Maximum Amount for any calendar quarter shall be equal to the quotient of (X) the outstanding principal balance on this Note as of the end of such quarter divided by (Y) the aggregate outstanding principal balance owed by the Debtor on this Note and on the Existing Notes as of the end of such quarter.. The Company shall use its best efforts to require its senior lender to approve the Monthly Payments on a timely basis.

2. Other Provisions Intact. Except as set forth in this Amendment, all the terms and provisions of the Note not otherwise altered or eliminated by this Amendment shall remain unchanged, unmodified and in full force and effect, and the Note shall be read together and construed in accordance with the terms of this Amendment.

3. Counterparts. This Amendment may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Debtor and the Note Holder have executed this Amendment to be effective as of the day and year first above written.

DEBTOR:

Quest Solution, Inc.
a Delaware corporation

By:	/s/ Tom Miller
Name:	Tom Miller
Title:	Chief Executive Officer

NOTE HOLDER:

/s/ David Marin
David Marin